Coffee Break
May 1, 2013
FINAL
Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: May 1, 2013

2 © 2012 OMX, Inc.
…the combined company … would
be the third-leading online retailer
in North America based on 2011
sales, edging past previous No. 3
Apple … according to an Internet
Retailer estimate.”
“
This deal has been anticipated for
years, given the strategic logic and
potential synergies.”
David Gober, Morgan Stanley
February 20, 2013
“
Saligram and Austrian emphasized that the
combination, which will create a company that
will do roughly $18 billion in revenue, is a
merger of equals.”
Chicago Tribune
“
…we view ODP-OMX as a compelling
opportunity…”
Brad Thomas,
Key Banc Capital Markets
March 18, 2013
“
What the Media
are Saying
What the Analysts
are Saying
Strategically, the deal makes sense, as the
companies face a changing competitive
environment.”
The New York Times
“
Internet Retailer

3 © 2012 OMX, Inc.
Merger Next Steps
Joint Proxy/Form S4 Registration
Statement
Regulatory Review
and Clearance
OMX and ODP Shareholder
Meetings
CEO Selection Process
•
Brand Decision
Location Decision
Integration Planning
•
In the meantime, business as usual!
•
Filed April 9, 2013
•
Requests OMX and ODP shareholder
approvals and registers the new
ODP shares to be issued upon
closing
•
Selection Committee
announced April 9, 2013
3 OMX Board members, 3
ODP members
•
Integration planning co-chairs announced
April 9, 2013
•
Bruce Besanko, OfficeMax EVP, CFO, CAO
Mike Newman, Office Depot EVP, CFO
•
Votes to approve merger

The following speaker notes were distributed with Slide 3 of this Coffee Break presentation.

•	CEO Selection Committee members:

•	Jim Marino (Co-Chair), OfficeMax Board member, former President and CEO of Alberto Culver Company

•	Rakesh Gangwal, Non-executive Chairman of the Board of OfficeMax

•	Francesca Ruiz de Luzuriaga, OfficeMax Board member

•	Nigel Travis (Co-Chair), Office Depot Board member, CEO of Dunkin Donuts

•	Tom Colligan, Office Depot Board member

•	Marty Evans, Office Depot Board member

integration HUB

OfficeMax

BREAKING NEWS

OfficeMax
Office DEPOT

OfficeMax CEO says combination will create a strong, more efficient global provider better able to compete in large and rapidly changing office solutions industry; new opportunities for Associates

OfficeMax And Offic
Merger Of Equals T
Global Office Soluti

Two Leading Companies to
Efficient Competitor Able to
Rapidly Changing Industry

Customers Will Benefit fron
Services and Solutions Ava
Network

Combined Company Positic
Creation, Including Anticipa
Million and Improved Cash

Combined Company's New
Include Equal Representati

view news release ►

integration HUB

EXECUTIVE MESSAGE

OfficeMax CEO announces merger of equals with Office Depot to Associates

Memos and Messages

View letter from OfficeMax CEO to Associates ►

Ravi Saligram Shares His Thoughts and Provides Insights on the Merger

Building a
Business Results Overview

At a recent Town Hall, President and CEO Ravi Saligram explains the merger of equals with OfficeMax and Office Depot.

Play Video ►

Michael Lewis and Steve Sunderland Share an Important Message About the Merger Announcement

Join EVP and President of Retail Michael Lewis and SVP Store Operations Steve Sunderland as they talk about the exciting announcement of the merger of equals. They cover key points about the merger and our focus for 2013 – Inspiring great work.

Play Video ►

OfficeMax

4 © 2012 OMX, Inc. Merger Information

EXECUTE … for Excellence

INSPIRE … to Win

AMAZE … through Innovation

OfficeMax®

NO OFFER OR SOLICITATION
PARTICIPANTS IN THE SOLICITATION
6 © 2012 OMX, Inc.
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy
Statement/Prospectus.  Information regarding OfficeMax’s directors
Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of
OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot.  The registration statement has not yet become effective.  OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED
MATTERS.  Investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov.
In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois
60563 or by calling 630-864-6800, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton,
Florida 33496 or by calling 561-438-7878.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

FORWARD-LOOKING STATEMENTS
7 © 2012 OMX, Inc.
and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy
Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012, as amended, which is filed with the SEC.
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future.  OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them.  In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination:  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;
the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect
OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot.  The forward-looking statements made herein are based on current expectations and speak only as of the date they are made.  OfficeMax and Office
Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.  Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A "Risk
Factors", and in the companies’ other filings with the SEC.